.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-14817

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issue of securities held pursuant to the

plan and address of its principal executive officers)

REQUIRED INFORMATION

A.	Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

B.	Exhibits
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACCAR INC SAVINGS INVESTMENT PLAN
Date: June 15, 2020	By:	/s/ J. K. LeVier
J. K. LeVier
Vice President – Human Resources
PACCAR Inc

Financial Statements and Supplemental Schedule

PACCAR Inc Savings Investment Plan

December 31, 2019 and 2018

and for the Year Ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

PACCAR Inc

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018 and

for the Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of PACCAR Inc Savings Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PACCAR Inc Savings Investment Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

                                                                 /s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1991.

Seattle, Washington

June 15, 2020

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2019	2018
Assets
Investments, at fair value:
Money market fund	$26,948	$25,003
Commingled trust funds	631,238,892	464,198,359
Mutual funds	536,223,921	396,182,208
PACCAR Inc common stock	793,287,176	696,695,028
Total investments, at fair value	1,960,776,937	1,557,100,598

Notes receivable from participants	49,327,935	44,841,592

Dividends and other receivables	23,734,350	24,766,239
Due from broker for securities sold	1,434,586	84,336
Total assets	2,035,273,808	1,626,792,765

Liabilities
Accrued expenses	120,995	128,095
Net assets available for benefits	$2,035,152,813	$1,626,664,670

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions to (deductions from) net assets attributed to:
Investment income:
Dividends and interest	$97,352,566
Net appreciation of investments	383,000,461
Contributions:
Company	39,047,916
Participants	72,083,976
Distributions to participants	(182,762,391)
Administrative expenses	(234,385)
Net increase	408,488,143
Net assets available for benefits at beginning of year	1,626,664,670
Net assets available for benefits at end of year	$2,035,152,813

See accompanying notes.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements

December 31, 2019

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all non-union U.S. employees of PACCAR Inc and its U.S. subsidiaries (collectively, the Company). Covered employees are eligible to participate in the Plan and receive employer contributions immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 5% unless they elect to not participate in the Plan within 45 days. Participants may elect to contribute no less than 1% and no more than 75% of their respective annual compensation (as defined in the Plan document) subject to the Code’s annual maximum of $19,000 for 2019. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with the Code’s Section 401(k). Catch-up contributions are made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2019 was $6,000.

For eligible participants, the Company matched participant contributions (excluding age 50 catch-up deferrals) to the lesser of 5% of the participants’ respective annual compensation or their annual salary deferrals (subject to certain Internal Revenue Service (the IRS) limits). The Company made matching contributions of $39,047,916 during 2019. Matching contributions are allocated to participant accounts each pay period.  The Company matches contributions of $1.00 toward the purchase of PACCAR common stock. The Company’s rate of contribution and manner in which the Company makes its contribution shall be decided by the Company at its sole discretion with respect to each Plan year.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company matching contributions to the Plan and any earnings or losses on the Plan’s investments.

Vesting

Plan participants are immediately 100% vested in participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions in whole percentage increments to any of the Plan’s fund options. The Plan designated the Fidelity Freedom Index Funds – Institutional Premium as the default investment option for employees who do not make an investment election. Participants may subsequently change their investment options for either existing or future contributions, subject to trading limitations on certain of the Plan’s individual fund options.

Participants have the ability to make an unlimited number of transfers-in or transfers-out, at any time, of some or all of their Company matching contribution balances held in the PACCAR Inc common stock fund into any of the other investment fund options within the Plan.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate plus 1%, determined as of the loan date. Interest rates ranged from 4.25% to 9.50% on loans outstanding as of December 31, 2019.  Principal and interest are repaid either through after-tax payroll deductions or by personal disbursements sent directly to Fidelity Management Trust Company (the Trustee). Loans outstanding do not affect the amount of annual matching contributions the Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

Benefit Payments

Inactive Employees:  Participants who leave the Company may choose a single cash payment, installment payments,  or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance, or have their account balance remain in the Plan until reaching age 70½. Participants who leave the Company whose account balance is less than $1,000 will automatically receive a single cash payment. The Plan will establish an Individual Retirement Account for participants who leave the Company whose account balance is more than $1,000 but less than $5,000, unless they make an election to receive a distribution or rollover their balance to another retirement account.

Active Employees:  Payment options for active employees are as follows: (1) employees who have reached age 59½ may elect to have their account balance distributed to them in one lump sum of either all or a portion of their participant account without penalty and (2) employees who have not reached 59½ and have established financial hardship have the option to withdraw from their participant account balance which may, in certain circumstances, result in a penalty.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses

Investment management fees are charged to the applicable investment fund. Participant recordkeeping fees are paid by the Company. Loans and other participant fees are charged to each applicable participant account.

Subsequent Events

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. As a result of this pandemic, economic uncertainties have arisen which have resulted in significant volatility in the investment markets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

On March 30, 2020, the Plan adopted the distribution provision of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act that was signed into law on March 27, 2020. A CARES Act distribution allows qualified participants to take a COVID-19 related distribution up to $100,000 from the Plan beginning on or after January 1, 2020 and before December 31, 2020. In addition, qualified participants may take a CARES Act loan up to the lesser of $100,000 or 100% of the participant’s vested balance, between March 27, 2020 and September 22, 2020. The Plan adopted the temporary loan repayment deferral provision of the CARES Act. The deferral provision adopted by the Plan allows qualified participants who have Plan loan repayments to defer such repayments until December 31, 2020. The Plan also waived the required minimum distributions due during 2020.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on a quoted market price to sell, which represents the net asset value of shares held by the Plan at year-end. The fair value of the participation units in commingled trust funds is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. There are currently no significant redemption restrictions on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Notes receivable from participants that are determined to be uncollectible are recorded as a distribution based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Payment of Benefits

Withdrawals and distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

3. Investments

Assets held in the Plan are managed and investment transactions are executed by the Trustee or other outside mutual fund companies.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments

Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The hierarchy of fair value measurement is described below.

Level 1 – Valuations are based on quoted prices that the Plan has the ability to obtain in actively traded markets for identical assets. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Plan had no financial instruments requiring Level 2 valuation.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment. The Plan had no financial instruments requiring Level 3 valuation.

There were no transfers of assets between levels of the fair value hierarchy during the year ended December 31, 2019. The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

The following methods and assumptions are used to measure fair value for assets subject to recurring fair value measurements:

The fair value of a money market fund, mutual funds, and PACCAR Inc common stock is based on quoted prices in active markets. These are categorized as Level 1.

The fair value of commingled trust funds is determined using the market approach and is based on the unadjusted net asset value (NAV) per unit as determined by the sponsor of the fund based on the fair values of underlying investments. These assets are collective investment trusts, and substantially all of these investments have no redemption restrictions or unfunded commitments. Securities measured at NAV per unit as a practical expedient are not classified in the fair value hierarchy.

The Plan’s assets subject to recurring fair value measurements at December 31, 2019 are as follows:

	Fair Value
	Hierarchy	Measured at
	Level 1	NAV	Total
Financial instruments, at fair value:
U.S. money market fund	$26,948		$26,948
Commingled trust funds:
U.S.		$603,564,677	603,564,677
International		27,674,215	27,674,215
U.S. mutual funds:
Equity	62,583,264		62,583,264
Fixed income	57,393,068		57,393,068
Asset allocation	416,247,589		416,247,589
PACCAR Inc common stock	793,287,176		793,287,176
	$1,329,538,045	$631,238,892	$1,960,776,937

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The Plan’s assets subject to recurring fair value measurements at December 31, 2018 are as follows:

	Fair Value
	Hierarchy	Measured at
	Level 1	NAV	Total
Financial instruments, at fair value:
U.S. money market fund	$25,003		$25,003
Commingled trust funds:
U.S.		$440,206,162	440,206,162
International		23,992,197	23,992,197
U.S. mutual funds:
Equity	52,446,225		52,446,225
Fixed income	38,823,174		38,823,174
Asset allocation	304,912,809		304,912,809
PACCAR Inc common stock	696,695,028		696,695,028
	$1,092,902,239	$464,198,359	$1,557,100,598

5. Income Tax Status

The Plan has received a determination letter from the IRS dated March 16, 2018, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes the Plan, as amended is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Transactions with Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $183,013,899 and sales totaling $443,230,242 of PACCAR Inc common stock during 2019. The Plan received dividends on PACCAR Inc common stock totaling $39,057,031 in 2019. Dividends receivable were $23,734,350 and $24,766,239 at December 31, 2019 and 2018, respectively.

As of December 31, 2019 and 2018, the Plan held investments issued by affiliates of the Plan Trustee totaling $836,021,620 and $618,989,152, respectively.

Supplemental Schedule

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

As of December 31, 2019

(a)	(b) Identity of Issue, Fund or Borrower	(c) Description of Investment	(d) Cost (1)	(e) Current Value

	Money market fund:
*	Fidelity Management Trust Company:
	Fidelity Government Money Market	26,948 shares		$26,948

	Commingled trust funds:
*	Fidelity Management Trust Company:
	Contrafund Pool	12,096,346 units		248,337,993
	Managed Income Portfolio II Class 4	171,409,090 units		171,409,090
	Russell Fund:
	International	306,577 units		21,178,336
	Northern Trust Funds:
	Aggregate Bond Index Fund	144,923 units		18,483,440
	Collective Russell 2000 Index	66,603 units		17,152,289
	EAFE Index Fund Tier 3	53,605 units		6,495,879
	S&P 500 Index Fund	497,371 units		148,181,865
				631,238,892
	Mutual funds:
*	Fidelity Management Trust Company:
	Freedom Index Income IPR	566,404 shares		6,711,893
	Freedom Index 2010 IPR	1,260,280 shares		16,509,671
	Freedom Index 2020 IPR	7,960,452 shares		118,690,340
	Freedom Index 2030 IPR	8,365,577 shares		143,051,370
	Freedom Index 2040 IPR	4,294,051 shares		78,409,364
	Freedom Index 2050 IPR	2,251,302 shares		42,707,202
	Freedom Index 2060 IPR	770,868 shares		10,167,749
	JP Morgan Mid Cap Value Fund:
	Institutional Class	1,577,701 shares		62,583,264
	PIMCO Total Return Fund:
	Institutional Class	5,550,587 shares		57,393,068
				536,223,921
	Other investments:
*	PACCAR Inc common stock	10,028,587 shares		793,287,176
	Total investments			$1,960,776,937
*	Participant loans	Maturing through 2034, with interest rates ranging from 4.25% to 9.50%		$49,327,935
*	Indicates party in interest to the Plan.
(1)	Cost information is omitted, as investments are participant-directed.